

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 2, 2010

Cindisue Mining Corp.
c/o Robert C. Weaver, Jr., Esq.
Attorney at Law
721 Devon Court
San Diego, CA 92109

> **Re: Cindisue Mining Corp.**
> **Registration Statement on Form S-1**
> **Filed March 8, 2010**
> **File No. 333-165302**

Dear Mr. Weaver:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   Please provide updated consents with your next amendment.

Risk Factors, page 4

3.   Please provide a risk factor addressing the fact that since 1999 Mr. McLeod has been an officer, director, or geologist for over twenty companies, most of which have not moved forward with exploration activities, and five of which have changed businesses and completely abandoned exploration activities.

4.   Please ensure that each risk factor is set forth under a subcaption that adequately describes the risk. See Item 503(c) of Regulation S-K. For example, please revise the subcaption to the risk factor "If Our Exploration Program is Successful in Establishing Ore…" at page 7 to reference the risk regarding dilution that is described in such risk factor.

Use of Proceeds, page 9

5.   We note your disclosure that Mr. Cooper has verbally agreed to loan you funds to allow you to pay for professional fees, including fees payable in connection with the filing of this registration statement, offering costs and operation expenses, and that he has no legal obligation to advance or loan funds to you. We also note your disclosure that Mr. Cooper has also agreed to pay for reclamation costs in the event you experience a shortage of funds during exploration and abandon the claims. Please clarify whether he has any legal obligation to pay for reclamation costs. In addition, please add related risk factor disclosure.

Dilution, page 10

6.   We note your statement that the net tangible book value per share of the shares held by Mr. Cooper will increase by $.003 per share as a result of the offering. We further note that the net tangible book value per share prior to the offering was $.002 and after the offering it is $.006. Please revise your disclosure to indicate that the increase in Mr. Cooper's net tangible book value per share is $.004 or indicate why $.003 appropriately reflects the increase in value. Please make a corresponding change to the risk factors section, if applicable.

Description of Our Business, page 13

7.   Please disclose if you have any current plans, proposals or arrangements, written or
        otherwise, to seek a business combination with another entity in the near future.

Management's Discussion and Analysis or Plan of Operation, page 23

Limited Operating History; Need for Additional Capital, page 24

8.   We note your disclosure that you are seeking funding from the offering to provide the
        capital required for the first phase of your exploration program, and that if future
        financing is not available to you for the second phase of your exploration program,
        you may be unable to continue. Please reconcile this disclosure with the disclosure
        provided at page 20 that suggests that the entire two phase exploration program is
        estimated to cost $18,000, and the disclosure at page 9 that you will use $18,000 of
        the proceeds from the offering for phases 1 and 2 of your exploration program.

Directors, Executive Officers, Promoters and Control Persons, page 26

9.   Please discuss the specific experience, qualifications, attributes or skills that led to the
        conclusion that Mr. Cooper should serve as a director in light of your business and
        structure. See Item 401(e) of Regulation S-K.

Director Compensation, page 28

10.   With respect to the shares issued to Mr. Cooper on January 22, 2010, please disclose
        how the board determined that "[t]he terms of this stock issuance was as fair to the
        company, in the opinion of the board of director, as if it could have been made with
        an unaffiliated third party."

Future Sales by Existing Stockholders, page 29

11.   We note your disclosure that the shares held by Mr. Cooper can be sold under Rule
        144 commencing six months after their acquisition, subject to volume restrictions and
        certain restrictions on the manner of sale. However, it does not appear that Mr.
        Cooper will be able to sell such shares under Rule 144 commencing six months after
        their acquisition unless the registrant has been subject to the reporting requirements of
        Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately
        before the sale. See Rule 144(d)(1)(i). Please revise.

Disclosure of Commission Position …, page 29

12.   Please replace the reference to "small business issuer" with a reference to smaller
reporting company.

Financial Statements

Audit Report, page F-1

13.   We note your audit report states that your auditors have audited your balance *sheets*
as of January 31, 2010 and the related statements of operations, changes in
shareholders' equity and cash flows for the *years* then ended, and for the period from
January 8, 2010 (inception) to January 31, 2010 in the introductory paragraph of the
report. However, your financial statements present activity for a period of less than
one month. Please obtain a revised audit report that clarifies that your auditors have
audited your balance sheet as of January 31, 2010 and related statements of
operations, changes in shareholders' equity, and cash flows for the period from
January 8, 2010 (inception) to January 31, 2010. Please also address this issue in the
opinion paragraph of the report.

Note 2- Summary of Significant Accounting Policies, page F-6

Mineral Property Acquisition and Exploration Costs, page F-6 (**accounting**)

14.   We note your disclosure under this heading, and on page 25, that you expense all
costs related to the acquisition and exploration of mineral properties. With respect to
your mineral acquisition costs, please tell us how you have considered ASC 805-20-
55-37. Specifically, this guidance clarifies that mineral rights, as defined by that
guidance, should be accounted for as tangible assets, even in advance of having
proven and probable reserves established on the property. Accordingly, the costs
associated with the acquisition of mineral properties and rights should be capitalized
and any related cash expenditures should be reported within the investing activities
section of the Statement of Cash Flows in accordance with ASC 230-10-45-12. Such
capitalized costs are also subject to impairment testing in subsequent periods,
following the guidance in ASC 360-10-35 and ASC 930-360-35. Please revise your
disclosures and accounting for mineral properties as required.

Exhibits, II-1

15.   Please ensure that you state the correct number for the exhibits. For example, the
subscription agreement is exhibit 99.1, but you refer to it as exhibit 99.2. Also, we
note that you submitted maps of your property as a separate document. Please
include this document in the exhibit list.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or Mark Shannon, Branch Chief at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
     L. Nicholson
     T. Towner
     M. Shannon
     Robert C. Weaver (509-267-8258)